Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 23 DATED FEBRUARY 22, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions;
•	Update our management; and
•	Update our asset acquisitions.

Declaration of Distributions

On February 23, 2018, our Manager authorized a cash distribution of $0.0655 per share of the Company’s common shares to shareholders of record as of February 28, 2018. The Manager expects that the distributions will be paid on or about March 15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.82 per share net asset value, and approximately 7.86% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning February 1, 2018 and ending February 28, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	31	Chief Executive Officer and Secretary
Justin Hughes	35	Senior Managing Director
Elizabeth Braman	43	Senior Managing Director
Karen Fleck	34	Chief Financial Officer, Vice President and Treasurer
Aaron Halfacre	45	President

*As of February 16, 2018

The following information supplements, and should be read in conjunction with,  the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Aaron Halfacre has served as President of our Manager since February 2018.  Mr. Halfacre also has served as the President of our sponsor, Realty Mogul, Co., since February 2018.  Mr. Halfacre previously served as president and chief investment officer of Campus Crest Communities, Inc., a real estate investment trust focusing on the ownership, development, building and management of student housing properties throughout the United States, from 2014 to 2016.   From 2012 to 2014, Mr. Halfacre served as head of strategic relations at Cole Capital Corporation, where he oversaw all investor, financial and partner relationships.  From 2005 to 2010, Mr. Halfacre served as the chief of staff and head of product development of the real estate group at BlackRock, a global investment management corporation.  From 2004 to 2005, Mr. Halfacre served as a director of Green Street Advisors, a premier independent research and advisory firm concentrating on the commercial real estate industry in North America and Europe.  Mr. Halfacre holds both Chartered Financial Analyst®  and Chartered Alternative Investment Analyst® designations and received a Master of Business Administration from Rice University.

Effective as of February 15, 2018, Charles Taylor resigned as the Managing Director of our Manager, RM Adviser, LLC.  Accordingly, all references to Mr. Taylor in the Offering Circular are hereby removed.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

2395 29th Avenue – San Francisco, CA

On February 16, 2018, we acquired a $4,750,000 senior loan investment (the “Senior Loan Investment”) related to the acquisition and renovation of an 11-unit, mixed-use property located at 2395 29th Avenue, San Francisco, California (the “Property”).

We acquired the Senior Loan Investment from Realty Mogul Commercial Capital, Co. (“RMCC”) for a purchase price of $4,750,000, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the Senior Loan Investment. The Senior Loan Investment is interest only with an annual fixed interest rate of 8.00% and is secured by the Property.  The Senior Loan Investment has an initial term of 36 months, with the option of one 12-month extension, as of the acquisition date.

The Property is an 11,448 square foot multifamily/mixed use asset that features 11 multifamily, rent-controlled units, two ground-floor commercial retail spaces, five enclosed parking garage units and two rooftop cellular antenna leases.

The real estate company sponsoring this transaction is a San Francisco-based real estate investment and development company focused on value-add real estate opportunities, specifically multifamily residential and mixed-use development and investment in primary urban centers in the Bay Area.  The real estate company’s business plan for the Property is to implement a value-add strategy by converting the five existing garage units into two one-bedroom/one-bathroom units and convert four one-bedroom/one-bathroom units into two-bedroom/one-bathroom units through San Francisco’s recently introduced

Accessory Dwelling Units program.  The real estate company intends to complete its business plan, stabilize the Property and exit within two years.

The Property is located in the Sunset District of San Francisco on the corner of 29th Avenue and Taraval Street.  Taraval Street serves as a popular retail corridor with numerous restaurants, cafes, and coffee shops within walking distance of the Property.  In addition, Taraval Street is serviced by the Muni "L" line, which offers rail transportation to downtown San Francisco and has a stop on the same block as the Property.

The Property is located in the San Francisco-Oakland-Hayward metropolitan statistical area (the “MSA”).  The MSA is the 11th largest of the 382 MSAs in the United States with a combined population of approximately 4.7 million people as of the 2016 estimate of the United States Census Bureau.  Between 2010 and 2016, population growth for the MSA was approximately 7.9%, which exceeded the national average of 4.5% over the same time period.